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Filed by SCBT Financial Corporation pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: TSB Financial Corporation
File No. 000-52223

        This filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements about the benefits of the merger between SCBT Financial Corporation ("SCBT") and TSB Financial Corporation ("TSB") including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger, as well as statements with respect to SCBT's and TSB's plans, objectives, expectations and intentions and other statements that are not historical facts. Actual results may differ from those set forth in the forward-looking statements.

        Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

        You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "point to," "project," "could," "intend" or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions; governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks and sensitivities; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market areas and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; and the failure of assumptions underlying the establishment of reserves for possible loan losses. The risks of mergers and acquisitions, include, without limitation: unexpected transaction costs, including the costs of integrating operations; the risks that the businesses of SCBT and TSB will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the potential failure to fully or timely realize expected revenues and revenue synergies, including as the result of revenues following the merger being lower than expected; the risk of deposit and customer attrition; changes in deposit mix; unexpected operating and other costs, which may differ or change from expectations; the risks of customer and employee loss and business disruption, difficulties in maintaining relationships with employees; the risk of obtaining necessary governmental approvals of the merger on the proposed terms and schedule; and the risk that TSB's shareholders will not approve the merger; increased competitive pressures and solicitations of TSB's customers by competitors in the highly competitive Charlotte, North Carolina market.

        All written or oral forward-looking statements attributable to SCBT and TSB are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in the proxy/statement prospectus dated October 29, 2007 relating to the merger, in SCBT's annual report on Form 10-K for the year ended December 31, 2006 under "Forward-Looking Statements," and otherwise in SCBT's SEC reports and filings. Such reports are available upon request from SCBT or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov.

        In connection with its proposed acquisition of TSB Financial Corporation, SCBT Financial Corporation has filed a registration statement, which includes a proxy statement/prospectus dated October 29, 2007 regarding the proposed merger of TSBC and SCBT, with the Securities and Exchange Commission (the "SEC"). TSBC shareholders and other investors are urged to read the registration statement and the proxy statement/prospectus, as well as any other relevant documents filed or to be filed with the SEC (and any amendments or supplements to those documents), because these will contain important information. You may obtain a free copy of the registration statement and the proxy statement/prospectus, as well as the SEC filings that are and will be incorporated by reference in the proxy statement/prospectus and other filings containing information about SCBT and TSBC, at the SEC's Internet site (http://www.sec.gov). The documents can also be obtained, without charge, by directing a written request to either SCBT Financial Corporation, Post Office Box 1030, Columbia, South Carolina 29202, Attention: Richard C. Mathis, Executive Vice President and Chief Risk Officer, or TSB Financial Corporation, 1057 Providence Road, Charlotte, North Carolina 28207, Attention: Jan H. Hollar, Chief Financial Officer.

        The following are (1) a joint press release of SCBT and TSB announcing the election deadline and (2) correspondence to TSB's shareholders and the election form and letter of transmittal, in connection with the proposed merger of SCBT with TSB pursuant to the Agreement and Plan of Merger by and between SCBT and TSB dated as of August 29, 2007, as amended by the Amendment to Agreement and Plan of Merger by and between SCBT and TSB dated as of September 28, 2007.

November 7, 2007

SCBT FINANCIAL CORPORATION AND TSB FINANCIAL CORPORATION ANNOUNCE ELECTION DEADLINE IN CONNECTION WITH PROPOSED ACQUISITION

        COLUMBIA, SOUTH CAROLINA, November 7, 2007—SCBT Financial Corporation (NASDAQ: SCBT) and TSB Financial Corporation (OTCBB: TSBC) announced today that December 7, 2007 has been set as the deadline for merger consideration elections in connection with SCBT's proposed acquisition of TSB. Completion of the acquisition is subject to customary closing conditions, as well as the approval of TSB's shareholders and various regulatory agencies.

        TSB shareholders wishing to make an election regarding the consideration they would like to receive for their TSB shares must deliver to Computershare Trust Company, N.A., the exchange agent, properly completed Election Forms and Letters of Transmittal, together with their stock certificates or properly completed notices of guaranteed delivery, by 5:00 P.M., New York City time, on Friday, December 7, 2007, the election deadline. TSB shareholders may elect cash, shares of SCBT common stock or a combination of the two for their TSB shares. All elections are subject to adjustment to ensure that 945,994 of the outstanding shares of TSB common stock will be converted into the right to receive shares of SCBT common stock, and the remaining shares of TSB common stock will be converted into the right to receive cash. As a result, a TSB shareholder may not receive the exact form of consideration elected, and the ability of a TSB shareholder to receive the form of consideration elected will depend on the elections made by other TSB shareholders.

        TSB shareholders who do not properly deliver such documentation to Computershare Trust Company, N.A. at the address specified in the Election Form and Letter of Transmittal prior to the election deadline will forfeit the right to select the form of consideration they would like to receive. If the merger is completed, such nonelecting shareholders will be allocated SCBT common stock and/or cash depending on the elections made by other TSB shareholders.

        TSB shareholders may obtain additional copies of the Election Form and Letter of Transmittal, copies of which are being mailed to TSB shareholders, by contacting Georgeson Inc., the information agent, at 1-888-605-8337.

SCBT Financial Corporation

        SCBT Financial Corporation, Columbia, South Carolina is a registered bank holding company incorporated under the laws of South Carolina. The Company's two subsidiary banks are South Carolina Bank and Trust, N.A., the 4th largest bank headquartered in South Carolina, and South Carolina Bank and Trust of the Piedmont, N.A. Serving the needs of South Carolinians for over 74 years, SCBT Financial Corporation currently operates 45 financial centers in 16 South Carolina counties and has assets of nearly $2.3 billion.

Cautionary Notice Regarding Forward-Looking Statements

        This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements about the benefits of the merger between SCBT Financial Corporation and TSB Financial Corporation including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger, as well as statements with respect to SCBT's and TSB's plans, objectives, expectations and intentions and other statements that are not historical facts. Actual results may differ from those set forth in the forward-looking statements.

        Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

        You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "point to," "project," "could," "intend" or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions; governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks and sensitivities; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market areas and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; and the failure of assumptions underlying the establishment of reserves for possible loan losses. The risks of mergers and acquisitions, include, without limitation: unexpected transaction costs, including the costs of integrating operations; the risks that the businesses of SCBT and TSB will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the potential failure to fully or timely realize expected revenues and revenue synergies, including as the result of revenues following the merger being lower than expected; the risk of deposit and customer attrition; changes in deposit mix; unexpected operating and other costs, which may differ or change from expectations; the risks of customer and employee loss and business disruption, difficulties in maintaining relationships with employees; the risk of obtaining necessary governmental approvals of the merger on the proposed terms and schedule; and the risk that TSB's shareholders will not approve the merger; increased competitive pressures and solicitations of TSB's customers by competitors in the highly competitive Charlotte, North Carolina market.

        All written or oral forward-looking statements attributable to SCBT and TSB are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in the proxy/statement prospectus dated October 29, 2007 relating to the merger, in SCBT's annual report on Form 10-K for the year ended December 31, 2006 under "Forward-Looking Statements," and otherwise in SCBT's SEC reports and filings. Such reports are available upon request from SCBT or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov.

        This press release does not constitute an offer to buy, or a solicitation of an offer to sell, shares of TSB common stock, or the solicitation of any proxies from TSB shareholders, nor does it constitute an offer to sell SCBT common stock.

CONTACT:	SCBT Financial Corporation Robert R. Hill, Jr. John C. Pollok Richard C. Mathis 803-765-4629
TSB Financial Corporation Jan Hollar 704-331-8686
SOURCE:	SCBT Financial Corporation

Additional Information About this Transaction

        SCBT has filed a registration statement, which includes a proxy statement/prospectus dated October 29, 2007 regarding the proposed merger of TSB and SCBT, with the Securities and Exchange Commission ("SEC"). TSB shareholders and other investors are urged to read the registration statement and the proxy statement/prospectus, as well as any other relevant documents filed or to be filed with the SEC (and any amendments or supplements to those documents), because these contain important information. You may obtain a free copy of the registration statement and the proxy statement/prospectus, as well as the SEC filings that are and will be incorporated by reference in the proxy statement/prospectus and other filings containing information about SCBT and TSB, at the SEC's Internet site (http://www.sec.gov). The documents can also be obtained, without charge, by directing a written request to either SCBT Financial Corporation, Post Office Box 1030, Columbia, South Carolina 29202, Attention: Richard C. Mathis, Executive Vice President and Chief Risk Officer, or TSB Financial Corporation, 1057 Providence Road, Charlotte, North Carolina 28207, Attention: Jan H. Hollar, Chief Financial Officer.

        This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

TSB Financial Corporation

November 7, 2007

Dear Shareholder:

        As we announced on August 30, 2007, TSB Financial Corporation ("TSB") has entered into an Agreement and Plan of Merger with SCBT Financial Corporation ("SCBT"), which provides for the merger of TSB into SCBT, with SCBT being the surviving corporation. The proposed merger will occur following approval of the merger agreement by the shareholders of TSB at a special meeting of TSB's shareholders to be held on November 29, 2007, and the satisfaction or waiver of all other conditions to the merger, including approval by all requisite regulatory authorities. Please call Jan H. Hollar at (704) 331-8686 if you have not received a copy of the Proxy Statement/Prospectus, dated October 29, 2007, relating to the shareholders' meeting and the proposed merger.

        We are enclosing an Election Form and Letter of Transmittal, which will allow you to choose how you would prefer to exchange your TSB common stock, assuming the merger is completed. The Election Form and Letter of Transmittal provides you with the following options:

  •
  to elect to receive $35.00 in cash in exchange for each of your shares of TSB common stock;

  •
  to elect to receive 0.993 of a share of SCBT common stock, plus cash in lieu of any fractional share, in exchange for each of your shares of TSB common stock;

  •
  to elect to receive a combination of the cash consideration and the SCBT common stock consideration in exchange for your shares of TSB common stock; or

  •
  to make no election with respect to the consideration for your shares of TSB common stock.

        Your right to receive the form of merger consideration that you elect for your shares of TSB common stock is subject to the allocation procedures set forth in the merger agreement, which are intended to ensure that 945,994 shares of TSB common stock will be converted into the right to receive SCBT common stock, and the remaining shares of TSB common stock will be converted into the right to receive cash.

        In order to elect the form of consideration that you would like to receive in the merger, the Election Form and Letter of Transmittal, properly completed, signed and accompanied by your certificate(s) of TSB common stock (or a properly completed Notice of Guaranteed Delivery), must be received by Computershare Trust Co., Inc., the Exchange Agent, NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 7, 2007. If your Election Form and Letter of Transmittal and stock certificate(s) are not received by this date and time, you will be deemed to have made no election with respect to your shares of TSB common stock.

        If you have any questions relating to the surrender of your certificate(s) of TSB common stock or if you have lost your certificate(s), please call Georgeson, Inc., at 877-278-3842. Any other questions should be directed to Jan H. Hollar, TSB's Chief Financial Officer, at (704) 331-8686.

                        Sincerely,

                        John B. Stedman, Jr.
                        President and Chief Executive Officer

        SCBT has filed a registration statement, which includes a proxy statement/prospectus dated October 29, 2007, regarding the proposed merger of TSB and SCBT, with the Securities and Exchange Commission ("SEC"). TSB shareholders and other investors are urged to read the registration statement and the proxy statement/prospectus, as well as any other relevant documents filed or to be filed with the SEC (and any amendments or supplements to those documents), because these contain important information. You may obtain a free copy of the registration statement and the proxy statement/prospectus, as well as the SEC filings that are incorporated by reference in the proxy statement/prospectus and other filings containing information about SCBT and TSB, at the SEC's Internet site (http://www.sec.gov). The documents can also be obtained, without charge, by directing a written request to either SCBT Financial Corporation, Post Office Box 1030, Columbia, South Carolina 29202, Attention: Richard C. Mathis, Executive Vice President and Chief Risk Officer, or TSB Financial Corporation, 1057 Providence Road, Charlotte, North Carolina 28207, Attention: Jan H. Hollar, Chief Financial Officer.

ELECTION FORM AND LETTER OF TRANSMITTAL

        This Election Form and Letter of Transmittal is being delivered in connection with the proposed merger of TSB Financial Corporation ("TSB") with and into SCBT Financial Corporation ("SCBT"). Please complete all applicable boxes of this Election Form and Letter of Transmittal.

BOX A: Description of Shares Surrendered
See Instruction C(1)
Name(s) and Address(es) of Registered Holder(s)	Certificate No.	Number of Shares

TOTAL SHARES

BOX B: ELECTION

Please check only ONE of the following boxes and sign below. If you check more than one box, you will be considered to have made NO ELECTION:

☐
STOCK ELECTION. The undersigned elects to convert each share of TSB Common Stock into the right to receive 0.993 of a share of common stock, par value $2.50 per share, of SCBT ("SCBT Common Stock") plus cash in lieu of any fractional share (the "Stock Consideration"), subject to possible proration..

☐
CASH ELECTION. The undersigned elects to convert each share of TSB Common Stock into the right to receive $35.00 in cash (the "Cash Consideration"), subject to possible proration.

☐
MIXED ELECTION. The undersigned elects to:

•
convert                        shares (insert number of shares) of TSB Common Stock into the right to receive the Stock Consideration, plus cash in lieu of any fractional share, subject to possible proration; and

•
convert the remainder of the undersigned's shares of TSB Common Stock into the right to receive the Cash Consideration, subject to possible proration

☐
NO ELECTION. The undersigned makes no election with respect to the consideration to be received in exchange for the shares of TSB Common Stock represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed.

It is understood that the foregoing election or nonelection is subject to the terms, conditions and limitations set forth in the Agreement and Plan of Merger, dated as of August 29, 2007, by and among SCBT and TSB, as amended as of September 28, 2007, and this Election Form and Letter of Transmittal.

        IMPORTANT: To be effective, this Election Form and Letter of Transmittal, together with the certificate(s) representing the related shares of TSB Common Stock (or a properly completed Notice of Guaranteed Delivery), must be received by Computershare Trust Co., Inc. (the "Exchange Agent") NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 7, 2007 (the "Election Deadline"). Deliveries made to addresses other than the address of the Exchange Agent set forth in Box E will not constitute valid deliveries and the Exchange Agent will have no responsibility for them.

        SCBT MAY ADJUST AN ELECTION.    The Election made above will be honored to the extent possible. Because of the requirement in the merger agreement that 945,994 shares of TSB Common Stock outstanding immediately prior to the effective time of the merger be converted into the right to receive SCBT Common Stock, and the remaining shares of TSB Common Stock be converted into the right to receive cash, whether you receive the amount of SCBT Common Stock and/or cash that you elect will depend in part on the elections of other TSB shareholders. Therefore, you may not receive exactly the form of consideration that you elect, and you may instead receive a pro rata amount of SCBT Common Stock and cash. Please see the section of the Proxy Statement/Prospectus dated October 29, 2007, titled "The Merger—Merger Consideration" beginning on page 36.

        If you have a preference for receiving either SCBT Common Stock or cash for your shares of TSB Common Stock, you should return this Election Form and Letter of Transmittal indicating your preference. TSB shareholders who make an election will be accorded priority over those shareholders who make no election in instances where the cash consideration or stock consideration must be reallocated in order to achieve the required number of TSB shares being converted into the right to receive SCBT Common Stock. If you do not make an election, you will be allocated SCBT Common Stock and/or cash depending on the elections made by other TSB shareholders. However, even if you do make an election, you might not receive all cash, all stock or the proportion of cash and stock that you elected.

        FRACTIONAL SHARE INTERESTS.    No fractional shares of SCBT Common Stock and no certificates or scrip therefor, or other evidence of ownership, will be issued in connection with the merger. A holder of TSB Common Stock who receives SCBT Common Stock and is entitled to a fractional share will be paid cash in lieu of such fractional share. Such TSB holder will be paid an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the last sale prices of SCBT Common Stock as reported on the New York Stock Exchange for the five (5) New York Stock Exchange trading days immediately preceding the effective date of the merger, rounded to the nearest whole cent.

IMPORTANT: YOU MUST FILL OUT THE LETTER OF TRANSMITTAL SECTION
OF THIS ELECTION FORM AND LETTER OF TRANSMITTAL IN ORDER TO
PROPERLY COMPLETE YOUR ELECTION. YOU MUST COMPLETE BOX C BELOW

BOX C: REQUIRED SIGNATURE(S) OF REGISTERED HOLDER(S) OR AGENT

The undersigned represents that I (we) have full authority to surrender the certificate(s) of TSB Common Stock for exchange and requests that the certificates for the shares of SCBT Common Stock issued as payment for the Stock Consideration and/or the check issued as payment for the Cash Consideration (referred to herein as the "Payment Check") be issued in the name and sent to the address in Box A unless instructions are given in Box G and/or Box H hereof. This signature for Box C must be signed by the registered holder(s) EXACTLY as the name(s) appear(s) on the certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation or others acting in a fiduciary or representative capacity, please set forth full title. See Instruction C(7).

Registered Holder		Registered Holder

Title, if any		Title, if any
Date:	Phone No.:	Date:	Phone No.:

YOU MUST COMPLETE BOX D BELOW

BOX D. SUBSTITUTE FORM W-9
Payor's Request for Taxpayer Identification Number	Part 1—PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number OR
	Check appropriate box: ☐ Individual/sole proprietor ☐ Corporation ☐ Partnership ☐ Other ☐ Exempt from backup withholding	Employer Identification Number
Please fill in your name and address below.	Part 2—Certification—Under penalties of perjury, I certify that:	Part 3—
Name Address (number and street)	(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and	Awaiting TIN ☐
City, State and Zip Code
(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).
Certification Instructions—You must cross out Item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).
SIGNATURE
DATE
See Instruction C(8) and the accompanying Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

BOX E: METHOD OF DELIVERY

Mail or deliver this Election Form and Letter of Transmittal, or a facsimile thereof, together with the certificate(s) representing your shares of TSB Common Stock, to the Exchange Agent at one of the addresses listed below:

BY MAIL:	BY OVERNIGHT DELIVERY:
Computershare c/o Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208	Computershare c/o Corporate Actions 161 Bay State Drive Braintree, MA 02184

BOX F: SIGNATURE(S) GUARANTEED (IF APPLICABLE)

To be completed only if required by Instruction C(3).
Unless the certificates are tendered by the registered holder(s) of the TSB Common Stock, or for the account of a member of a "Signature Guarantee Program" ("STAMP"), Stock Exchange Medallion Program ("SEMP") or New York Stock Exchange Medallion Signature Program ("MSP") (an "Eligible Institution"), the signature(s) in Box C must be guaranteed by an Eligible Institution.

Name of Firm

Address of Firm—Please Print

Authorized Signature

SPECIAL PAYMENT AND MAILING INSTRUCTIONS

        The stock certificate(s) for shares of SCBT Common Stock issued as payment for the Stock Consideration and/or the Payment Check issued as payment for the Cash Consideration will be issued in the same name(s) as the certificate(s) surrendered and will be mailed to the address of the registered holder(s) indicated in Box A, unless otherwise indicated in Box G and/or Box H below. If Box G is completed, the signatures in Box C must be guaranteed as set forth in Instruction C(3). (See Box F)

BOX G:	BOX H:
SPECIAL ISSUANCE INSTRUCTIONS (IF APPLICABLE) See Instructions C(5) and C(7)	SPECIAL DELIVERY INSTRUCTIONS (IF APPLICABLE) See Instruction C(6)
Complete ONLY if the stock certificate(s) for shares of SCBT Common Stock and/or the Payment Check are to be issued in a name which differs from the name on the surrendered certificate(s). Issue and/or pay to:	Complete ONLY if the stock certificate(s) for the shares of SCBT Common Stock and/or the Payment Check are to be mailed to some address other than the address reflected in Box A. Mail to:
Name:	Name:
Address:	Address:

INSTRUCTIONS FOR COMPLETING ELECTION FORM AND LETTER OF TRANSMITTAL

        These instructions are for the accompanying Election Form and Letter of Transmittal for the shareholders of TSB Financial Corporation ("TSB") in connection with the proposed merger of TSB with and into SCBT Financial Corporation ("SCBT"). All elections are subject to the Agreement and Plan of Merger, dated as of August 29, 2007, by and between SCBT and TSB, as amended as of September 28, 2007 (the "Merger Agreement"), that was furnished to TSB shareholders as part of a Proxy Statement/Prospectus dated October 29, 2007 (the "Proxy Statement/Prospectus"). The Election Form and Letter of Transmittal should be properly completed, dated, signed and delivered, together with all certificates representing TSB Common Stock currently held by you (unless a notice of guaranteed delivery is properly completed in accordance with Instruction (A)(3)), to Computershare Trust Co., Inc. (the "Exchange Agent") at the appropriate address set forth on the front of the Election Form and Letter of Transmittal. Please read and follow the instructions regarding the completion of the Election Form and Letter of Transmittal set forth below. If you have any questions concerning the Election Form and Letter of Transmittal, see Instruction C(10).

A.    ELECTION

        (1)    Election Deadline.    In order for an election to be effective, the Exchange Agent must receive a properly completed Election Form and Letter of Transmittal, accompanied by the certificate(s) representing the related shares of TSB Common Stock held by you, NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 7, 2007 (the "Election Deadline"). SCBT and TSB may, but shall be under no obligation to, extend the Election Deadline, in which case SCBT will issue a press release announcing such extension. For instructions regarding changes or revocations of your election and the time in which such changes or revocations can be made, see Instruction B(1). You should understand that your election is subject to certain terms and conditions that are set forth in the Election Form and in the Merger Agreement and are described in the Proxy Statement/Prospectus. Copies of the Proxy Statement/Prospectus may be requested from Georgeson Inc. (the "Information Agent") at the phone number set forth in Instruction C(10).

        (2)    Delivery of Stock Certificates.    In order to make an effective election, you must correctly complete the Election Form and Letter of Transmittal. The Election Form and Letter of Transmittal should be completed, signed, dated and mailed or delivered to the Exchange Agent by the Election Deadline at the address indicated in Box E of the Election Form and Letter of Transmittal, accompanied by the certificate(s) representing shares of TSB Common Stock being surrendered in exchange for cash and/or shares of SCBT Common Stock or a properly completed guaranty of delivery (See Instruction A(3)). For your convenience in surrendering your certificates, a return envelope is enclosed.

        YOU MAY CHOOSE ANY METHOD TO DELIVER THE ELECTION FORM AND LETTER OF TRANSMITTAL AND YOUR ACCOMPANYING CERTIFICATES. HOWEVER, YOU ASSUME ALL RISK OF NONDELIVERY. IF YOU CHOOSE TO USE THE MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND THAT YOU PROPERLY INSURE ALL STOCK CERTIFICATES. DELIVERY OF CERTIFICATES WILL BE DEEMED EFFECTIVE AND RISK OF LOSS WITH RESPECT TO SUCH CERTIFICATES SHALL PASS ONLY WHEN SUCH CERTIFICATES ARE ACTUALLY RECEIVED BY THE EXCHANGE AGENT.

        (3)    Guaranteed Delivery.    TSB shareholders whose certificate(s) are not immediately available may also make an election by completing the Election Form and Letter of Transmittal and having the Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (subject to the condition that the stock certificates, the delivery of which is thereby guaranteed, are in fact delivered to the

Exchange Agent NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON THE THIRD NEW YORK STOCK EXCHANGE TRADING DAY AFTER THE DATE OF EXECUTION OF THE NOTICE OF GUARANTEED DELIVERY (the "Guaranteed Delivery Deadline")). The Notice of Guaranteed Delivery may be faxed to the Exchange Agent at (781) 380-3388.

        IF THE EXCHANGE AGENT HAS NOT RECEIVED YOUR PROPERLY COMPLETED ELECTION FORM AND LETTER OF TRANSMITTAL, ACCOMPANIED BY YOUR CERTIFICATES OF TSB COMMON STOCK BY THE ELECTION DEADLINE (UNLESS THE NOTICE OF GUARANTEED DELIVERY HAS BEEN PROPERLY COMPLETED AND SUCH CERTIFICATES ARE RECEIVED BY THE EXCHANGE AGENT BY THE GUARANTEED DELIVERY DEADLINE), YOUR SHARES WILL BE DESIGNATED NONELECTION SHARES.

        (4)    Shares as to Which No Election is Made.    If a holder of shares of TSB Common Stock fails to submit a properly completed Election Form and Letter of Transmittal together with certificate(s) representing his, her or its shares of TSB Common Stock by the Election Deadline, or as to which delivery of such shares is guaranteed, by the Guaranteed Delivery Deadline, or revokes a previously submitted Election Form and Letter of Transmittal and fails to submit a properly completed Election Form and Letter of Transmittal together with certificates representing shares of TSB Common Stock or as to which delivery is guaranteed, by the applicable deadline, the shares held by such holder (each, a "Nonelecting Shareholder") shall be designated "Nonelection" shares and exchanged in accordance with the allocation provisions of the Merger Agreement. In addition, a TSB shareholder who does not tender an election for all his, her or its shares will be deemed to be a Nonelecting Shareholder with respect to those shares not tendered.

        (5)    Lost, Stolen or Destroyed Certificates.    If your certificate(s) of TSB Common Stock has been lost, stolen or destroyed, you should notify First Citizens Bank promptly at 1-800-685-0576 and ask for Susan Cross. You will then be forwarded additional documentation necessary to be completed in order to effectively surrender your lost, stolen or destroyed certificates. In order to make an effective election with respect to such certificates, you must complete the additional documentation and pay for an indemnity bond covering the lost, stolen or destroyed certificates. IF YOU HAVE NOT COMPLETED THE ELECTION FORM, COMPLIED WITH THE PROCEDURES FOR REPLACING LOST CERTIFICATES AND PAID FOR THE INDEMNITY BOND PRIOR TO THE ELECTION DEADLINE, YOU WILL BE DEEMED TO HAVE MADE NO ELECTION WITH RESPECT TO SHARES OF TSB COMMON STOCK REPRESENTED BY THE LOST, STOLEN OR DESTROYED CERTIFICATES.

B.    SPECIAL CONDITIONS

        (1)    Change or Revocation of Election.    A holder of shares of TSB Common Stock who has made an election on a properly completed Election Form and Letter of Transmittal accompanied by certificate(s) representing his, hers or its shares of TSB Common Stock (or a properly completed Notice of Guaranteed Delivery) may at any time prior to the Election Deadline change such election by submitting to the Exchange Agent a revised Election Form and Letter of Transmittal (or a facsimile thereof), properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline.

        (2)    Nullification of Election.    All Election Forms will be void and of no effect if the merger is not consummated, and stock certificates submitted with the Election Form and Letter of Transmittal will be promptly returned to the person(s) submitting the same.

        (3)    Joint Forms of Election.    For purposes of the Election Form and Letter of Transmittal and the allocation procedures described under "SCBT MAY ADJUST AN ELECTION" on the Election Form and Letter of Transmittal, holders of shares of TSB Common Stock who join in making a joint election will be considered to be a single holder of such shares. A joint Election Form and Letter of Transmittal may be submitted only by persons submitting certificates registered in different forms of the same name (e.g., "John Smith" on one certificate and "J. Smith" on another) and by persons who may be considered to own each other's shares by reason of the ownership attribution rules contained in Section 318(a) of the Internal Revenue Code of 1986, as amended. If the Election Form and Letter of Transmittal are submitted as a joint Election Form and Letter of Transmittal, each record holder of shares of TSB Common Stock covered thereby must properly sign the Election Form and Letter of Transmittal, attaching additional sheets if necessary. The signatures of such holders will be deemed to constitute a certification that the persons submitting a joint Election Form and Letter of Transmittal are eligible to do so.

        (4)    Forms or Elections of Nominees.    Any record holder of shares of TSB Common Stock who is a nominee (such as a broker holding shares in "street name") may submit one or more Election Forms and Letters of Transmittal, indicating on the form or forms a combination of elections covering up to the aggregate number of shares of TSB Common Stock owned by such record holder. However, upon the request of SCBT, such record holder will be required to certify to the satisfaction of SCBT that such record holder holds such shares of TSB Common Stock as nominee for the beneficial owners of such shares. Each beneficial owner for whom such an Election Form and Letter of Transmittal is so submitted will be treated as a separate shareholder of TSB for purposes of allocating SCBT Common Stock and cash payments to be issued upon completion of the merger.

C.    GENERAL

        (1)    Listing of Certificates.    List the stock certificate number and number of shares represented by each TSB Common Stock certificate surrendered for exchange in the space provided in Box A of the Election Form and Letter of Transmittal. If the space provided is inadequate, use a separate schedule and attach it to the Election Form and Letter of Transmittal. The total number of shares of TSB Common Stock surrendered for exchange for cash and/or SCBT Common Stock should equal the total number of shares of TSB Common Stock held of record by the holder as indicated on the books of TSB. The Exchange Agent may delay the exchange until any difference in the number of shares of TSB Common Stock surrendered and the number of shares of TSB Common Stock held of record is resolved.

        (2)    Signatures.    Except as otherwise described in Instruction C(5) below, you must sign the Election Form and Letter of Transmittal exactly the way your name appears on the face of your surrendered stock certificate(s). If the shares are owned by two or more persons, each must sign exactly as his, her or its name appears on the face of the surrendered certificates.

        (3)    Signature Guarantee.    If any Payment Check(s) and/or certificate(s) for SCBT Common Stock is to be issued in a name different from that appearing on the face of the surrendered certificates, the certificates must be properly endorsed by the registered holder(s) thereof or accompanied by appropriate stock powers properly executed and the signature(s) to the endorsement on the stock power must be guaranteed by a commercial bank or trust company located in the United States or by a firm of brokers having membership in a national securities exchange and Box F—"SIGNATURE(S) GUARANTEED"—on the Election Form and Letter of Transmittal must be completed.

        (4)    Issuance of Payment Check(s) and Certificate(s).    The Payment Check(s) and/or certificate(s) for shares of SCBT Common Stock will be issued in the name of the registered holder(s) as inscribed on the surrendered certificates. However, if the name is incorrect or wrong, it may be corrected by following Instruction C(5) below. If the Payment Checks and/or certificates for shares of SCBT Common Stock are to be issued in the name of someone other than the registered holders of the surrendered certificates, you must follow Instruction C(7) below.

        (5)    Correction of or Change in Name.    For a correction of name or for a change in name which does not involve a change of ownership, please complete Box G—"SPECIAL ISSUANCE INSTRUCTIONS"—on the Election Form and Letter of Transmittal and proceed as follows: for a change in name by marriage, etc., the Election Form and Letter of Transmittal should be signed, e.g., "Mary Doe, now by marriage Mary Jones," with the signature guaranteed as described in Instruction C(3) and Box F should be completed. For a correction in name, the Election Form and Letter of Transmittal should be signed, e.g., "James E. Brown, incorrectly inscribed as J.E. Brown," with the signature guaranteed as described in Instruction C(3) and Box F should be completed.

        (6)    Special Delivery Instructions.    The Payment Check(s) and/or certificate(s) for shares of SCBT Common Stock will be mailed to the address of the registered holder(s) as indicated in Box A unless instructions to the contrary are given by completing Box H—"SPECIAL DELIVERY INSTRUCTIONS"—on the Election Form and Letter of Transmittal.

        (7)    Transfer of Shares and Right to Receive Proceeds.    If any Payment Check(s) and/or any certificate(s) for shares of SCBT Common Stock is to be issued to a person other than the registered holder(s) of the TSB Common Stock surrendered for exchange, then:

  •
  The certificates representing shares of TSB Common Stock surrendered for exchange must be endorsed by the registered holders or accompanied by an appropriate stock power, with the signature(s) guaranteed in the usual form by a bank or brokerage firm acceptable to the Exchange Agent as described in Instruction C(3);

  •
  The signature of trustees, executors, administrators, guardians, officers of corporations, attorneys-in-fact or others acting in a fiduciary or representative capacity must be accompanied by proper evidence of each signer's authority to act; and

  •
  Box G—"SPECIAL ISSUANCE INSTRUCTIONS"—on the Election Form and Letter of Transmittal must be completed.

        (8)    Backup Withholding.    Each person surrendering certificate(s) representing shares of TSB Common Stock to the Exchange Agent is required to provide the Exchange Agent with a correct Taxpayer Identification Number ("TIN") on Substitute Form W-9, which is provided herein on Box D, and to indicate, if applicable, that such person is not subject to backup withholding. If such person is an individual, the TIN is his or her social security number. If the Exchange Agent is not provided with the correct TIN, such person may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, failure to provide the information on the form may subject such person to federal income tax withholding on any payment at the then applicable rate. This form may be used to certify that such person is not a United States citizen or resident. If Box G "SPECIAL ISSUANCE INSTRUCTIONS" is completed, the person named in Box G will be considered the person surrendering certificates representing shares of TSB Common Stock for purposes of backup withholding.

        Exempt shareholders (including, among others, certain foreign individuals) are not subject to these backup withholding and reporting requirements and should write "Exempt" on the face of the Substitute Form W-9. However, such shareholders should also provide a TIN to avoid erroneous backup withholding.

        (9)    Notice of Defects; Resolution of Disputes.    None of TSB, SCBT or the Exchange Agent will be under any obligation to notify you or anyone else that the Exchange Agent has not received a properly completed Election Form and Letter of Transmittal or that any of such forms are defective in any way.

        The Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change of any Election Form and Letter of Transmittal has been properly made and to disregard immaterial defects in any Election Form and Letter of Transmittal, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

        (10)    Questions and Requests for Information or Assistance.    If you have any questions or need assistance to complete the Election Form and Letter of Transmittal, please contact the Information Agent at 1-888-605-8337. You may also obtain additional copies of the Election Form and Letter of

Transmittal, as well as copies of the Proxy Statement/Prospectus, from the Information Agent at 1-888-605-8337.

D.    DELIVERY OF CERTIFICATES OF SCBT COMMON STOCK AND/OR PAYMENT CHECKS

        Following the effective time of the merger, the Exchange Agent will make the allocations of cash and SCBT Common Stock to be received by holders of TSB Common Stock or their designees in accordance with the Merger Agreement and the Election Forms and Letters of Transmittal. The Exchange Agent will then issue and mail to you a certificate representing shares of SCBT Common Stock and/or a Payment Check for any cash to which you are entitled (and, if applicable, a check for cash in lieu of a fractional share), provided you have delivered the required certificate(s) for your shares of TSB Common Stock in accordance with the terms of the Election Form and Letter of Transmittal.

        If you do not submit an effective Election Form and Letter of Transmittal, promptly after the completion of the merger, the Exchange Agent will mail to you a Letter of Transmittal and instructions for use in effecting the surrender of the certificates representing shares of TSB Common Stock in exchange for the merger consideration allocated to you in accordance with the Merger Agreement.

E.    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

Purpose of Substitute Form W-9

        To prevent backup withholding on payments that are made to a holder or payee in respect of TSB Common Stock, the holder or payee is required to notify the Exchange Agent of his or her correct TIN by completing the Substitute Form W-9, certifying that the TIN provided on the Substitute Form W-9 is correct (or that the holder is awaiting a TIN), and that the holder or payee is not subject to backup withholding because (a) the holder has not been notified by the IRS that the holder is subject to backup withholding as a result of a failure to report all interest or dividends, (b) the IRS has notified the holder that the holder is no longer subject to backup withholding or (c) the holder is exempt from backup withholding.

What Number to Give the Exchange Agent

        The holder or payee is required to give the Exchange Agent the TIN (e.g., the social security number or employer identification number) of the registered holder of the shares of TSB Common Stock shares or of the payee. If the shares are held in more than one name or are not in the name of the actual owner, the table below will help determine the number to give to the Exchange Agent:

Note: Social security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000.

For this type of account:		Give the name and Social Security number of—
1.	An individual's account	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	(a) The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)
	(b) So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship account or single-owner LLC	The owner(3)
6.	A valid trust, estate or pension trust	The legal entity(4)
7.	Corporate account or LLC electing corporate status on IRS Form 8832	The corporation
8.	Partnership account (or multiple-member LLC) held in the name of the business	The partnership
9.	Association, club or other tax-exempt organization account	The organization
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
Show the name of the owner. You must show your individual name, but you may also enter your business or "doing business as" name. Either your social security number or employer identification number (if you have one) may be used.

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:    If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

        If you do not have a TIN you should apply for one immediately. You may obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form online at www.socialsecurity.gov. You may obtain Form SS-4, Application for IRS Individual Taxpayer identification Number, from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS website at www.irs.gov. If you do not have a TIN, write "Applied For" in the space for the TIN.

Payees Exempt from Backup Withholding

        Payees specifically exempted from backup withholding on all dividend and interest payments and on broker transactions include the following:

  •
  A corporation.

  •
  A financial institution.

  •
  An organization exempt from tax under Section 501(a), or an individual retirement account, or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

  •
  The United States or any agency or instrumentality thereof.

  •
  A state, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

  •
  An international organization or any agency or instrumentality thereof.

  •
  A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

  •
  A real estate investment trust.

  •
  A common trust fund operated by a bank under Section 584(a).

  •
  An entity registered at all times during the tax year under the Investment Company Act of 1940.

  •
  A foreign central bank of issue.

        Certain other payees may be exempt from either dividend and interest payments or broker transactions. You should consult your tax advisor to determine whether you might be exempt from backup withholding. Exempt payees described above should file the Substitute Form W-9 to avoid possible erroneous backup withholding. Complete the Substitute Form W-9 as follows:

        ENTER YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ACROSS THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN THE FORM TO THE PAYOR.

        IF YOU ARE A NONRESIDENT ALIEN OR FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, GIVE THE PAYOR THE APPROPRIATE COMPLETED IRS FORM W-8.

Privacy Act Notice

        Section 6109 of the Internal Revenue Code requires you to provide your correct taxpayer identification number to payors who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payors must be given numbers whether or not recipients are required to file tax returns. Payors must generally withhold 28% of taxable interest, dividend and certain other payments to a payee who does not furnish a TIN to a payor. Certain penalties may also apply.

Notice of Guaranteed Delivery
of
Shares of Common Stock of

TSB FINANCIAL CORPORATION

Pursuant to the Election Form and Letter of Transmittal

(Not to be Used for Signature Guarantees)

        This Notice of Guaranteed Delivery, or one substantially equivalent to this form, must be used to guarantee delivery of shares of common stock of TSB Financial Corporation ("TSB Shares") pursuant to Instruction A(3) of the related Election Form and Letter of Transmittal, if (i) certificates for TSB Shares are not immediately available, (ii) certificates for TSB Shares cannot be delivered to Computershare Trust Co., Inc. (the "Exchange Agent") on or prior to the election deadline, which is 5:00 p.m., New York City time, on Friday, December 7, 2007 (the "Election Deadline") or (iii) the procedures for delivery by book-entry transfer cannot be completed on a timely basis.

        This Notice of Guaranteed Delivery, properly completed and duly executed, may be delivered by hand, overnight courier or mail, or transmitted by facsimile transmission, to the Exchange Agent.

The Exchange Agent:
Computershare Trust Co., Inc.
By Mail:	By Overnight Courier:	By Facsimile Transmission:
Computershare Trust Co., Inc. c/o Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208	Computershare Trust Co., Inc. c/o Corporate Actions 161 Bay State Drive Braintree, MA 02184	(For Eligible Institutions Only) (781) 930-4942 For Confirmation Only Telephone: (781) 930-4900

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

        THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON AN ELECTION FORM AND LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN "ELIGIBLE INSTITUTION" UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE ELECTION FORM AND LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

        The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Election Form and Letter of Transmittal and related instructions, receipt of which is hereby acknowledged, the number of TSB Shares specified below pursuant to the guaranteed delivery procedure set forth below.

Certificate No.(s) (if available) :

No. of Shares:

If shares will be delivered by book-entry transfer, provide the following information:

The Depositary Trust Company
DTC Account Number:

Date:

        All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and every obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

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PLEASE SIGN AND COMPLETE

X

X

	Signature(s) of Owner(s) or Authorized Signatory	Date

Area Code and Telephone Number:

        Must be signed by the owner(s) of the TSB Shares as their name(s) appear(s) on certificates for TSB Shares, or by person(s) authorized to become registered owner(s) by endorsement and documents transmitted with this Notice of Guaranteed Delivery. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below and, unless waived by the Exchange Agent, provide proper evidence satisfactory to the Exchange Agent of such person's authority to so act.

Please print name(s) and address(es)

Name(s):

Capacity:

Address(es):

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GUARANTEED DELIVERY PROCEDURE

        In order for an election to be effective, the Exchange Agent must receive a properly completed Election Form and Letter of Transmittal, accompanied by stock certificates representing TSB Shares currently held by you (or a proper guarantee of delivery, as described below), no later than 5:00 p.m., New York City time, on Friday, December 7, 2007. Persons whose share certificates are not immediately available also may make an election by completing the Election Form and Letter of Transmittal and submitting it to the Exchange Agent by the Election Deadline, and by having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (subject to the condition that the stock certificates, the delivery of which is hereby guaranteed, are in fact delivered to the Exchange Agent no later than 5:00 p.m., New York City time, on the third New York Stock Exchange trading day after the date of execution of the Notice of Guaranteed Delivery (the "Guaranteed Delivery Deadline")).

        If the Exchange Agent does not receive a properly completed Election Form and Letter of Transmittal accompanied by all share certificates by the Election Deadline (unless an Election Form and Letter of Transmittal and a Notice of Guaranteed Delivery have been properly completed and delivered by the Election Deadline and the certificates are received by the Exchange Agent by the Guaranteed Delivery Deadline), you will be deemed to have made no election and the type of merger consideration to be received by you will be determined in accordance with the merger agreement.

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GUARANTEE OF DELIVERY

(Not to be used for signature guarantees)

        The undersigned, a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, as an "eligible guarantor institution" (each of the foregoing being referred to as an "Eligible Institution"), hereby guarantees to deliver to the Exchange Agent, at one of its addresses set forth above, either the shares surrendered hereby, in proper form for transfer, or confirmation of the book-entry transfer of such shares to the Exchange Agent's account at The Depositary Trust Company ("DTC"), pursuant to the procedures for book-entry transfer set forth in this Notice of Guaranteed Delivery, in either case together with one or more properly completed and duly executed Election Form(s) and Letter(s) of Transmittal (or facsimile thereof) and any other required documents within three New York Stock Exchange trading days after the date of execution of this Notice of Guaranteed Delivery.

        The undersigned acknowledges that it must deliver the Election Form(s) and Letter(s) of Transmittal (or facsimile thereof) and the certificates representing the TSB Shares surrendered hereby to the Exchange Agent within the time period set forth above and that failure to do so could result in a financial loss to the undersigned.

Name of Firm	Authorized Signature

Address	Name (Please Print)

(Include Zip Code)	Title

Area Code and Telephone Number	Date

NOTE: DO NOT SEND CERTIFICATES FOR TSB SHARES WITH THIS FORM. CERTIFICATES FOR TSB SHARES SHOULD BE SENT ONLY WITH YOUR ELECTION FORM AND LETTER OF TRANSMITTAL.

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